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                                                                      Exhibit 2A

                         UNITED STATED BANKRUPTCY COURT

                       FOR THE MIDDLE DISTRICT OF FLORIDA

                                  TAMPA DIVISON
IN RE:

GULFSTAR INDUSTRIES, INC.,                   CASE NO.: 97-12044-8BI

Debtor (s).


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                      SECOND AMENDED PLAN OF REORGANIZATION

         The Debtor, GULFSTAR INDUSTRIES, INC., (hereinafter referred to as the "Debtor") by and through its undersigned attorneys files this Second Amended Plan of Reorganization (hereinafter referred to as the "Plan") and states as follows: CLASSIFICATION OF CLAIMS AND INTERESTS AND TREATMENT OF CLAIMS

         The claims and interest of the Debtor are hereby classified in the following classes and shall receive the following treatment:

         1. CLASS I ADMINISTRATIVE CLAIMS AND EXPENSES: The creditors in Class I are those for ordinary expenses incurred during the Chapter 11 proceeding and administrative expenses and costs allowed by the Court. Estimated administrative expenses are Thirty Thousand Dollars ($30,000.00) in attorney and accounting fees and shall be paid on or before confirmation or upon entry of an Order, if Court approval is required. The cost of the Clerk of Court for notices and the U.S. Trustee's fees will be paid on or before the confirmation hearing.

         2. CLASS II: Class II shall consist of the allowed unsecured priority claims as defined in 11 U.S.C. Section 507. Allowed claims in this class shall be paid in full within six (6) years from the date of assessment shown on the proof of claim plus


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interest at the rate set forth in the Internal Revenue Code, Section 6601 and
6621 which is presently nine percent (9%) per annum.

         3. CLASS III: Class III shall consist of all allowed unsecured claims not entitled to priority. Holders of claims in this class will receive one (1) share of new common stock in the reorganized company to be issued on the effective date defined as thirty (30) days from the completion of the acquisition or merger as contemplated by the Plan of Reorganization for every $30.00 in amount of that holder's allowed claim. In the event that this calculation produces a fractional number of shares, these shares will be sold and the net proceeds distributed to holders in this class who would have been entitled to receive such fractional shares.

         4. CLASS IV: Class IV shall consist of all allowed equity interests as of the filing date. As of September 30, 1996, from the last independent auditor's report compiled for the Board of Directors and stockholders of Gulfstar Industries, Inc. by Schuhalter, Coughlin, and Suozzo, LLC, there were 9,509,123 shares of common stock outstanding in the Debtor and subsidiaries and 75,000 shares of convertible preferred stock.

         Existing common and preferred stock in the Debtor shall be surrendered to Debtor's transfer agent and canceled. The holder of interest in this class will receive one (1) share of new common stock in the reorganized company for every twenty five (25) shares of existing common stock or preferred stock surrendered to the transfer agent.


         In the event that this calculation produces a fractional number of shares, those


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shares will be sold and the net proceeds paid to holders under this class who would have been entitled to receive such shares.

         In addition to the reverse stock split of twenty five (25) to one (1), for every share issued in the reorganized company in this class, the holders will receive one (1) stock warrant. The warrant will be a one (1) year exercisable stock warrant, not exercisable prior to six (6 ) months of the effective date nor later than eighteen (18) months of the effective date of the Plan at seventy five percent (75%) of the market rate determined at the day the warrant is exercised.

         5. CLASS V: Class V shall consist of all allowed claims of employee participants for a 401K plan (Defined Employee Contribution Plan) with the Debtor's former subsidiary PTS. Although, the Debtor claims no liability or responsibility to these plan participants, the reorganized Debtor company will pay these participants their allowed claim in full in cash thereof within six
(6) months from the effective date of the Plan. An escrow account with Debtor's counsel will be established when the Confirmation order has been entered to fund payments to these creditors.

                         MEANS OF EXECUTION OF THE PLAN

         ARTICLES OF INCORPORATION AND BYLAWS. Debtor's Articles of Incorporation will be amended on the effective date to incorporate the terms to effectuate the provisions of the Plan.

         ISSUANCE OF STOCK. Such person as the rehabilitated Debtor may designate shall issue all shares of stock to be issued under the Plan on the effective date or as soon thereafter as is practical.


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         The common stock to be issued under the Plan will be issued in reliance on the registration exemption provided by Section 1145 of the Bankruptcy Code.
Section 1145 (a) of the Bankruptcy Code exempts the original issuance of securities under a Plan for registration under the securities act of 1933 and applicable state law.

         The common stock will be transferable only upon compliance by transferring holder to applicable Federal and state securities law. In general, depending on particular facts and circumstances, the common stock will be freely transferable subject to the transfers restrictions designed to preserve Debtor's net operating loss attribute as described in the following paragraph:

                  Neither Debtor or Debtor's counsel makes any representation here considering the rights of any person as to security laws or individual tax consequences and shareholders should confer with their own counsel.

                        TREATMENT OF CERTAIN STOCK PLANS

         On the effective date, all existing stock options will be canceled.

                                  EXCHANGE DATE

         For purposes of establishing the change of ownership referred to in 26 U.S.C. Section 382 (1) (5) the exchange date shall be 120 days from the entry of the confirmation order. Issuance of any shares of new common stock to claimants and interest holders will be deemed to have occurred on that date.

         Debtor may seek an Order of the Bankruptcy Court at the time of the confirmation hearing concluding that no charge of ownership has occurred which would cause the loss of Debtor's net operating loss attribute as described herein.


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                                TAX CONSEQUENCES

         Debtor currently projects it will have a net operating loss, ("NOL") carryover's for tax purposes, of $3,376,518.00 as set forth in the independent auditor's report dated January 9, 1997, after confirmation of the Plan.

         A corporation's tax attributes, including NOL carryovers may be preserved not withstanding the transfer of all or part of its stock to new shareholders. Section 382 of the Internal Revenue Code of 1986 as amended, imposes special rules on the ability of a corporation to continue to use its NOLs if its stock ownership has changed.

         A changed ownership may not however, subject Debtor's NOL carry forward to the annual limitation because Debtor could qualify for a special bankruptcy exception to the general rule of code section 382. This special bankruptcy exception is set forth in code Section 382 (1) (5) . Subject to the reduction described below, if code Section (1) (5) applies, the NOL carryovers will be fully deductible against post-reorganization income of a Debtor.

                           LIKELY ATTRIBUTE REDUCTION

         Internal Revenue Code Section 382 addresses ownership shift and the loss of carry forward attributes in proportion to the ownership shift. A significant change in control or ownership can limit the Debtor's ability to shelter post-confirmation income with net operating loss carry forward.

                            RETENTION FOR JURISDICTION

         Until the case is closed the Court shall retain jurisdiction to insure that the


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purposes and intent of the Plan are carried out. The court shall retain jurisdiction to hear and determine the following:

         a. The classification of the claim of any creditor and the re-examination of claims which have been allowed for purposes of voting and the determination of such objections as may be filed against creditor's claims;

         b. The determination of all questions and disputes regarding title to the assets of the estate and the determination of all causes of action, controversies, disputes or conflicts whether or not subject to action pending as of the date of confirmation between the Debtor and any other party included but not limited to any rights of parties in interest to recover assets pursuant to the provisions of Title II of the United States Code.

         c. The correction of any defect, the curing of any omission or the reconciliation of any inconsistency in the Plan or the Order of Confirmation as may be necessary to carry out the purposes and intent of the Plan;

         d. The modification of this Plan after confirmation pursuant to the Bankruptcy Rules and Title 11 of the United States Code;

         e. The enforcement and interpretation of the terms and conditions of this Plan;

         f. The entry of an Order including injunctions necessary to enforce the title rights and powers of parties in interest and to impose such limitations, restrictions, terms and conditions of such title rights and powers as this Court may deem necessary;

         g.       The entry of an Order concluding and terminating this case.


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